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New York, NY 10022-7650
Aron Izower	+1 212 521 5400
Direct Phone: +1 212 549 0393	Fax +1 212 521 5450
Email: aizower@reedsmith.com	reedsmith.com

April 30, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Max A. Webb

Re:                             SFX Entertainment, Inc. (f/k/a SFX Holding Corporation)
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
Submitted April 25, 2013
CIK No. 0001553588

Dear Mr. Webb:

On behalf of our client, SFX Entertainment, Inc. (the “Company”), at your request I am forwarding a blacklined copy of the Form S-1/A that was confidentially submitted to the Commission on April 25, 2013. The blackline shows the Company’s revisions to the Form S-1 initially submitted confidentially to the Commission on November 13, 2012.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0393.

Sincerely,

/s/ ARON IZOWER

Aron Izower
Reed Smith LLP

cc:           Howard Tytel, SFX Entertainment, Inc.

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